Exhibit 99.1
News Release
www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

SR Telecom Launches WiMAX-Ready Platform
symmetry combines proven broadband wireless solution and seamless migration path to 802.16e sectors

MONTREAL, November 3, 2004 —- At the WiMAX World Conference & Exhibition today in Boston, SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA) is launching the industry’s first OFDMA-based WiMAX-ready platform, symmetry™. An evolution of SR Telecom’s proven angel™ product technology, symmetry encompasses the key technologies outlined in the latest draft of the 802.16e standard, including OFDMA, diversity, and space-time coding. Additionally, it can be immediately deployed to deliver carrier-class voice and broadband data services.

"Our customers have made it very clear to us that they need a field-proven broadband wireless solution that delivers best-in-class spectral efficiency, SME-class service and reliability at price points suitable for residential business cases as well as SME and SOHO applications," said Claude Gigu§re, SR Telecom’s Senior Vice-President, Sales and Marketing. "Moreover, they want a broadband wireless solution they can immediately deploy that will allow them to migrate their service offerings in step with the evolving WiMAX standards as well as their own schedules. From these discussions, SR Telecom has developed symmetry. symmetry offers carriers a field-proven, future-proof broadband wireless solution they can deploy today, and a seamless migration path to 802.16e WiMAX-certified sectors once they become available."

For nearly a decade, SR Telecom has been developing and refining the technologies required for reliable and secure broadband transmissions. Its angel product was the first NLOS (Non-Line-of-Sight) broadband access solution, and it established itself as the de facto measure of reliability and performance for NLOS systems. The symmetry solution leverages this expertise to ensure robust and cost-efficient broadband networking. Additionally, symmetry’s extensive network management tools optimize deployability and operability, enabling carriers to get a head start on the WiMAX revolution.

About symmetry
symmetry is the only WiMAX-ready Broadband Wireless Access solution currently on the market that combines the most advanced modulation (OFDMA) with the key WiMAX technologies outlined in the latest draft of the 802.16e standard (including diversity, ARQ and space-time coding) to deliver carrier-class voice and broadband data services. symmetry today delivers on the promise of WiMAX by providing best-in-class spectral efficiency and the highest NLOS range available and provides SME-class service and reliability at price points suitable for residential business cases in addition to SME and SOHO applications — a first in the industry for NLOS equipment. The symmetry solution also includes an extensive suite of network management tools to optimize deployability and operability.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) designs, manufactures and deploys versatile, field-proven Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide broadband data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have been deployed in over 130 countries, connecting nearly two million people.

A pioneer in the industry, SR Telecom works intimately with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom Inc. 8150 Trans-Canada Hwy, Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	1

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM, SYMMETRY and ANGEL are trademarks of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy, Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	2